SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
525 UNIVERSITY AVENUE PALO ALTO, CA 94301
TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com

November 21, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Bradley Ecker
Geoffrey Kruczek
Division of Corporation Finance
Office of Manufacturing

Re:	View, Inc.
Registration Statement of Form S-1
Filed on September 7, 2022
File No. 333-267313

Ladies and Gentlemen:
On behalf of our client, View, Inc., a Delaware Corporation (“View”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1, filed with the Commission on September 7, 2022 (collectively, the “Registration Statement”).
Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Krause, View’s Chief Legal Officer, dated September 26, 2022, from the staff of the Commission (the “Staff”), and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with View’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.
Form S-1 filed September 7, 2022
Cover Page
1.For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.
Response: View acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.
2.We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Response: View acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 56, 57, 101, 102 and 115 of Amendment No. 1.
3.Disclose the exercise price of the warrants and options compared to the market price of the underlying securities. If these securities are out the money, please disclose the likelihood that holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Response: View acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 12, 53, 58, 101 and 115 of Amendment No. 1.
Risk Factors, page 14
4.Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Response: View acknowledges the Staff’s comment and has revised the disclosure on page 56 and 57 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83
5.We note that the projected revenues for 2022 were $216 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six months ended June 30, 2022 was approximately $33.3 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances. Also revise to discuss clearly the reasons for the significant difference in your projected and actual revenues for 2022 and actions you have taken or plan to take in response.
Response: View acknowledges the Staff’s comment and has revised the disclosure on page 101 of Amendment No. 1.
6.In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants and options because of the disparity between the exercise price of the warrants and options and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.
Response: View acknowledges the Staff’s comment and has revised the disclosure on pages 99 through 102 of Amendment No. 1.
7.Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that SVF Excalibur (Cayman) Limited, Madrone Partners, L.P., and Guardians of New Zealand Superannuation, beneficial owners of over 50% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Response: View acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 102 and 115 of Amendment No. 1.
8.Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Response: View acknowledges the Staff’s comment and has revised the disclosure on page 115 of Amendment No. 1.
9.Please revise to update your disclosure to discuss your actual, planned sources of liquidity and capital resources, such as those you announced in August 2022.
Response: View acknowledges the Staff’s comment and has revised the disclosure on pages 99 through 103 of Amendment No. 1.

General
10.Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Response: View acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 56 and 57 of Amendment No. 1.
*     *     *

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Bill Krause, View, Inc.